Exhibit 1


                                  BRASKEM S.A.

                               PUBLIC ANNOUNCEMENT

December 13, 2002

As per CVM (Comissao de Valores Mobiliarios) Rule n(0) 358/02, BRASKEM S.A. ("Braskem"), today disclosed the following information in Brazilian newspapers:

1. The Company has formally filed its request with the CVM (Comissao de Valores Mobiliarios) and the Sao Paulo Stock Exchange ("BOVESPA") to conduct a Public Tender Offer for the remaining outstanding Common Shares of Nitrocarbono S.A. ("Nitrocarbono") as a result of the change in Nitrocarbono's shareholder control, as per article 254-A of Law n(0) 6.404/76.

2. The above-mentioned change in shareholder control of Nitrocarbono occurred on August 16, 2002 with Braskem's incorporation of 52114 Participacoes S.A. ("52114 Participacoes"), which at the time held a 95.48% voting stake (92.29% total stake) in Nitrocarbono, as per amply disclosed to the market in joint Public Announcements by Nitrocarbono and Braskem on the dates of July 27, 2002, July 29, 2002 and August 16, 2002.

3. The Public Tender Offer involves 2,257,945 common shares, which on August 16, 2002 (the date upon which Braskem 52.114 Participacoes shareholders approved the incorporation transaction) represented 4.52% of Nitrocarbono's common shares (1.54% of the total capital stock of Nitrocarbono), as these are the only shares of Nitrocarbono that carry voting rights.

4. Braskem preferred "A-Class" shares will be offered in exchange for the above-mentioned Nitrocarbono common shares at the same ratio of common and preferred shares that was offered to Nitrocarbono's controlling shareholder, Pronor Petroquimica S.A ("Pronor") at the time of the incorporation transaction, for an amount equivalent to 80% of the share price offered to Pronor.

5. Upon the approval of the Public Tender Offer request by the CVM and Bovespa, holders of Nitrocarbono's common shares that accept the Offer will receive 258 common and 456 preferred "A-class" shares of Braskem for each 1,000 share-block of Nitrocarbono shares held; or alternatively may choose to receive solely preferred "A-Class" shares at the following ratio: 1,000 shares of Nitrocarbono for 714 preferred "A-Class" shares of Braskem.

6. As per CVM Rule n(0) 361/2002, the Public Tender Offer will be realized by way of auction on the BOVESPA and the date will be determined in the Public Offer Notice, which will be published as per the terms of the same CVM rule.

7. As the Public Tender Offer and the terms and conditions thereof are subject to approval by the CVM, information contained in the this Public Announcement may be modified to meet the requirements of the CVM.


                                 Paul Elie Altit
              Diretor de Relacoes com Investidores da Braskem S.A.